SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 8)*

RumbleOn, Inc.

(Name of Issuer)

Class B Common Stock, par value $0.001 per share

(Title of Class of Securities)

781386305

(CUSIP Number)

Mark Tkach

1188 East Camelback Road

Phoenix, AZ 85014

(602) 532-4600

with a copy to:

Kellie L. Bobo, Esq.

Haynes and Boone, LLP

98 San Jacinto Boulevard, Suite 1500

Austin, Texas 78701

(512) 867-8411

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 11, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 781386305
1	NAME OF REPORTING PERSONS William Coulter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS SC, PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 6,321,489 shares of Class B Common Stock (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,321,489 shares of Class B Common Stock (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,321,489 shares of Class B Common Stock (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒(2)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 17.9% (3)
14	TYPE OF REPORTING PERSON IN

(1)	Includes 1,233,498 shares of Class B Common Stock held in The WRC 2021 Irrevocable Trust, for which Mr. Coulter serves as Trustee, and 63,136 shares of Class B Common Stock held by WJC Properties, L.L.C., for which Mr. Coulter serves as Manager, and does not include 28,531 shares of Class B Common Stock underlying unvested time-based restricted stock units as granted to Mr. Coulter under the 2017 Stock Incentive Plan.
(2)	Excludes 6,408,940 shares of Class B Common Stock held by Mr. Tkach as to which Mr. Coulter disclaims beneficial ownership. This report shall not be construed as an admission that Mr. Coulter is the beneficial owner of such securities.
(3)	Based upon 35,320,954 shares of Class B Common Stock, $0.001 par value, outstanding as of November 1, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q/A for the quarterly period ended September 30, 2024, that was filed by the Issuer with the U.S. Securities and Exchange Commission on November 18, 2024.

CUSIP No. 781386305

1	NAME OF REPORTING PERSONS Mark Tkach
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS SC, PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 6,408,940 shares of Class B Common Stock (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,408,940 shares of Class B Common Stock (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,408,940 shares of Class B Common Stock (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒(2)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 18.1% (3)
14	TYPE OF REPORTING PERSON IN

(1)	Does not include 28,531 shares of Class B Common Stock underlying unvested time-based restricted stock units as granted to Mr. Tkach under the 2017 Stock Incentive Plan.

(2)	Excludes 6,321,489 shares of Class B Common Stock held by the other Reporting Persons hereto as to which Mr. Tkach disclaims beneficial ownership. This report shall not be construed as an admission that Mr. Tkach is the beneficial owner of such securities.

(3)	Based upon 35,320,954 shares of Class B Common Stock, $0.001 par value, outstanding as of November 1, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q/A for the quarterly period ended September 30, 2024, that was filed by the Issuer with the U.S. Securities and Exchange Commission on November 18, 2024.

CUSIP No. 781386305

1	NAME OF REPORTING PERSONS WJC Properties, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Arizona
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 63,136 shares of Class B Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 63,136 shares of Class B Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 63,136 shares of Class B Common Stock (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒(1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.2% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Excludes 12,667,293 shares of Class B Common Stock held by the other Reporting Persons hereto as to which WJC Properties, L.L.C. disclaims beneficial ownership. This report shall not be construed as an admission that WJC Properties, L.L.C. is the beneficial owner of such securities.
(2)	Based upon 35,320,954 shares of Class B Common Stock, $0.001 par value, outstanding as of November 1, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q/A for the quarterly period ended September 30, 2024, that was filed by the Issuer with the U.S. Securities and Exchange Commission on November 18, 2024.

CUSIP No. 781386305

1	NAME OF REPORTING PERSONS WRC-2009, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 63,136 shares of Class B Common Stock (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 63,136 shares of Class B Common Stock (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 63,136 shares of Class B Common Stock (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒(2)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.2% (3)
14	TYPE OF REPORTING PERSON OO

(1)	Includes 63,136 shares of Class B Common Stock held by WJC Properties, L.L.C., for which WRC-2009, L.L.C. is the controlling member. The WRC-98 Trust is the sole member of WRC-2009, L.L.C.
(2)	Excludes 12,667,293 shares of Class B Common Stock held by the Reporting Persons hereto other than WJC Properties, L.L.C. and The WRC-98 Trust, as to which WRC-2009, L.L.C. disclaims beneficial ownership. This report shall not be construed as an admission that WRC-2009, L.L.C. is the beneficial owner of such securities.
(3)	Based upon 35,320,954 shares of Class B Common Stock, $0.001 par value, outstanding as of November 1, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q/A for the quarterly period ended September 30, 2024, that was filed by the Issuer with the U.S. Securities and Exchange Commission on November 18, 2024.

CUSIP No. 781386305

1	NAME OF REPORTING PERSONS The WRC-98 Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Arizona
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 63,136 shares of Class B Common Stock (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 63,136 shares of Class B Common Stock (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 63,136 shares of Class B Common Stock (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒(2)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.2% (3)
14	TYPE OF REPORTING PERSON OO

(1)	Includes 63,136 shares of Class B Common Stock held by WJC Properties, L.L.C. The WRC-98 Trust is the sole member of WRC-2009, L.L.C., which is the controlling member of WJC Properties, L.L.C.
(2)	Excludes 12,667,293 shares of Class B Common Stock held by the Reporting Persons hereto other than WJC Properties, L.L.C. and WRC-2009, L.L.C., as to which The WRC-98 Trust disclaims beneficial ownership. This report shall not be construed as an admission that The WRC-98 Trust is the beneficial owner of such securities.
(3)	Based upon 35,320,954 shares of Class B Common Stock, $0.001 par value, outstanding as of November 1, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q/A for the quarterly period ended September 30, 2024, that was filed by the Issuer with the U.S. Securities and Exchange Commission on November 18, 2024.

CUSIP No. 781386305

1	NAME OF REPORTING PERSONS The WRC 2021 Irrevocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Arizona
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,233,498 shares of Class B Common Stock (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,233,498 shares of Class B Common Stock (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,233,498 shares of Class B Common Stock (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒(1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 3.5% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Excludes 11,496,931 shares of Class B Common Stock held by the other Reporting Persons hereto as to which The WRC 2021 Irrevocable Trust disclaims beneficial ownership. This report shall not be construed as an admission that The WRC 2021 Irrevocable Trust is the beneficial owner of such securities.
(2)	Based upon 35,320,954 shares of Class B Common Stock, $0.001 par value, outstanding as of November 1, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q/A for the quarterly period ended September 30, 2024, that was filed by the Issuer with the U.S. Securities and Exchange Commission on November 18, 2024.

The following constitutes Amendment No. 8 (“Amendment No. 8”) to the Schedule 13D originally filed on March 6, 2023 (the “Schedule 13D”) with the Securities and Exchange Commission by William Coulter (“Mr. Coulter”) and Mark Tkach (“Mr. Tkach”), as amended by Amendment No. 1 filed on March 15, 2023, Amendment No. 2 filed on May 16, 2023, Amendment No. 3 filed on June 20, 2023, Amendment No. 4 filed on July 3, 2023, Amendment No. 5 filed on August 18, 2023, Amendment No. 6 filed on September 11, 2023, and Amendment No. 7 filed on December 12, 2023 (the Schedule 13D as so amended, the “Amended Schedule 13D”), with respect to the Class B Common Stock, par value $0.001 per share (the “Class B Common Stock”), of RumbleOn, Inc., a Nevada corporation (the “Issuer”). This Amendment No. 8 amends the Amended Schedule 13D as specifically set forth herein. Other than as set forth below, the Amended Schedule 13D is unmodified. Capitalized terms not defined herein have the meanings given to such terms in the Amended Schedule 13D.

Item 3. Source and Amount of Funds or other Consideration

Item 3 is hereby amended and supplemented as follows:

On August 9, 2024, pursuant to the Issuer’s non-employee director compensation program and the 2017 Stock Incentive Plan, Mr. Coulter received a grant of 28,531 restricted stock units (the “2024 Coulter RSUs”) calculated based on the share price of Class B Common Stock at the conclusion of the second trading day following the release of Q2 2024 earnings. Each of the 2024 Coulter RSUs represents a contingent right to receive one share of Class B Common Stock. The 2024 Coulter RSUs will vest on June 4, 2025, and are subject to pro rata vesting if Mr. Coulter leaves the board of directors before that date. The grant of the 2024 Coulter RSUs is subject to the 2017 Stock Incentive Plan and the Issuer’s standard restricted stock unit agreement (the “Coulter RSU Grant Agreement”) between the Issuer and Mr. Coulter.

On March 25, 2024, pursuant to the Issuer’s non-employee director compensation program and the 2017 Stock Incentive Plan, Mr. Tkach received a grant of 6,374 restricted stock units (the “March 2024 Tkach RSUs”), calculated based upon the share price of Class B Common Stock at the close of trading on December 26, 2024, the second trading day following the date on which Mr. Tkach joined the board of directors of the Issuer. Each of the March 2024 Tkach RSUs represented a contingent right to receive one share of Class B Common Stock. The March 2024 Tkach RSUs vested in two equal installments on April 1, 2024 and July 1, 2024. On August 9, 2024, pursuant to the Issuer’s non-employee director compensation program and the 2017 Stock Incentive Plan, Mr. Tkach received a grant of 28,531 restricted stock units (the “August 2024 Tkach RSUs”) calculated based on the share price of Class B Common Stock at the conclusion of the second trading day following the release of Q2 2024 earnings. Each of the August 2024 Tkach RSUs represents a contingent right to receive one share of Class B Common Stock. The August 2024 Tkach RSUs will vest on June 4, 2025, and are subject to pro rata vesting if Mr. Tkach leaves the board of directors before that date. The grant of the August 2024 Tkach RSUs is subject to the 2017 Stock Incentive Plan and the Issuer’s standard restricted stock unit agreement between the Issuer and Mr. Tkach (the “Tkach RSU Grant Agreement”).

The foregoing description of the 2017 Stock Incentive Plan, the Coulter RSU Grant Agreement and the Tkach RSU Grant Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the 2017 Stock Incentive Plan and each of Amendment 1, 2, 3, 4 and 5 thereto and the Issuer’s Form of 2024 Restricted Stock Unit Award Agreement, which are incorporated herein by reference to Exhibit 99.14, Exhibit 99.15, Exhibit 99.16, Exhibit 99.17, Exhibit 99.18, Exhibit 99.24, and Exhibit 99.25 to the Amended Schedule 13D, respectively.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

On November 11, 2024, the Issuer entered into a binding term sheet for a fully backstopped rights offering (the “Rights Offering Term Sheet”) with Stone House Capital Management, LLC (the “Backstop Investor”) and Mr. Tkach and Mr. Coulter (each, a “Supporting Investor”). Pursuant to the Rights Offering Term Sheet, the Issuer proposes to conduct a rights offering (the “2024 Rights Offering”) in which it will distribute to each holder of outstanding shares of Class B Common Stock of the Issuer (in addition to each holder of record of its outstanding shares of Class A common stock of the Issuer, par value $0.001 per share) (collectively, the “Eligible Securityholders”) its pro rata share of non-transferable rights (the “2024 Subscription Rights”) to subscribe for and purchase shares of Class B Common Stock of the Issuer. The aggregate subscription price of all shares of Class B Common Stock of the Issuer to be offered in the 2024 Rights Offering is $10.0 million with each share of Class B Common Stock to be priced at the lower of (i) 20% discount to the 30-day volume-weighted average price (“VWAP”) per share of Class B Common Stock immediately prior to the date of the Rights Offering Term Sheet and (ii) 20% discount to the 10-day VWAP per share of the Class B Common Stock immediately prior to the date of execution of the 2024 Backstop Agreement (as defined below) (the “Subscription Price”). As disclosed in the Issuer’s press release, dated November 15, 2024 (the “2024 Rights Offering Date Press Release”), the close of business (4:00 p.m. Central Time) on November 25, 2024 has been fixed as the record date of the 2024 Rights Offering.

Pursuant to the Rights Offering Term Sheet, the Backstop Investor has agreed to enter into a standby purchase agreement with the Issuer (the “2024 Backstop Agreement”) pursuant to which the Backstop Investor will be required to (i) exercise its right to purchase all shares of Class B Common Stock available from the full exercise of the Backstop Investor’s 2024 Subscription Rights prior to the expiration date of the 2024 Rights Offering and, (ii) if and only if the 2024 Rights Offering is not fully subscribed at the expiration date, all shares of Class B Common Stock included in the 2024 Rights Offering that remain unsubscribed for at the expiration date at the same Subscription Price and on the same terms and conditions as other Eligible Securityholders. In addition, each of the Supporting Investors has agreed to enter into a support agreement (each, a “2024 Support Agreement”) with the Issuer at substantially the same time as the 2024 Backstop Agreement, pursuant to which, each Supporting Investor will agree to exercise its right to purchase all shares of Class B Common Stock available from the full exercise of such Supporting Investor’s 2024 Subscription Rights in the 2024 Rights Offering.

The foregoing descriptions of the Rights Offering Term Sheet, the 2024 Rights Offering, the 2024 Backstop Agreement and the 2024 Support Agreements do not purport to be complete and are qualified in their entirety by reference to the Issuer’s current report on Form 8-K, dated November 11, 2024, and the 2024 Rights Offering Date Press Release, which are each incorporated herein by reference to Exhibit 99.26 and Exhibit 99.27 to this Schedule 13D.

Item 5. Interest in Securities of Issuer.

The information contained in Item 5 of the Amended Schedule 13D is hereby amended and restated as follows:

The aggregate percentage of the shares of Class B Common Stock reported owned by each Reporting Person is based on 35,320,954 shares of Class B Common Stock, $0.001 par value, outstanding as of November 1, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q/A for the quarterly period ended September 30, 2024, that was filed by the Issuer with the U.S. Securities and Exchange Commission on November 18, 2024.

A.	Mr. Coulter

(a)	As of the date hereof, Mr. Coulter beneficially owned 6,321,489 shares of Class B Common Stock. Mr. Coulter’s beneficial ownership includes 1,233,498 shares of Class B Common Stock held in 2021 Trust, for which Mr. Coulter serves as Trustee, and 63,136 shares of Class B Common Stock held by WJC Properties, for which he serves as Manager. Mr. Coulter is the Trustee of 98 Trust, which is the sole member of WRC LLC, which is the controlling member of WJC Properties.

Percentage: 17.9%

(b)

1.	Sole power to vote or direct vote: 6,321,489
2.	Shared power to vote or direct vote: 0
3.	Sole power to dispose or direct disposition: 6,321,489
4.	Shared power to dispose or direct disposition: 0

B.	Mr. Tkach

(a)	As of the date hereof, Mr. Tkach beneficially owned 6,408,940 shares of Class B Common Stock.

Percentage: 18.1%

(b)

1.	Sole power to vote or direct vote: 6,408,940
2.	Shared power to vote or direct vote: 0
3.	Sole power to dispose or direct disposition: 6,408,940
4.	Shared power to dispose or direct disposition: 0

C.	WJC Properties

(a)	As of the date hereof, WJC Properties beneficially owned 63,136 shares of Class B Common Stock.

Percentage 0.2%

(b)

1.	Sole power to vote or direct vote: 63,136
2.	Shared power to vote or direct vote: 0
3.	Sole power to dispose or direct disposition: 63,136
4.	Shared power to dispose or direct disposition: 0

D.	WRC LLC

(a)	As of the date hereof, WRC LLC beneficially owned 63,136 shares of Class B Common Stock, as controlling member of WJC Properties.

Percentage 0.2%

(b)

1.	Sole power to vote or direct vote: 63,136
2.	Shared power to vote or direct vote: 0
3.	Sole power to dispose or direct disposition: 63,136
4.	Shared power to dispose or direct disposition: 0

E.	98 Trust

(a)	As of the date hereof, 98 Trust beneficially owned 63,136 shares of Class B Common Stock, as the sole member of WRC LLC, which is the controlling member of WJC Properties.

Percentage 0.2%

(b)

1.	Sole power to vote or direct vote: 63,136
2.	Shared power to vote or direct vote: 0
3.	Sole power to dispose or direct disposition: 63,136
4.	Shared power to dispose or direct disposition: 0

F.	2021 Trust

(a)	As of the date hereof, 2021 Trust beneficially owned 1,233,498 shares of Class B Common Stock.

Percentage 3.5%

(b)

1.	Sole power to vote or direct vote: 1,233,498
2.	Shared power to vote or direct vote: 0
3.	Sole power to dispose or direct disposition: 1,233,498
4.	Shared power to dispose or direct disposition: 0

Each Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and such group may be deemed to beneficially own 12,730,429 shares of Class B Common Stock owned in the aggregate by all of the Reporting Persons, totaling 36.0% of the outstanding Class B Common Stock.  Each Reporting Person disclaims beneficial ownership of such shares of Class B Common Stock except to the extent of their pecuniary interest therein.

(c)	As of the date hereof, other than as set forth herein, the Reporting Persons have not effected any transactions in the Class B Common Stock since the filing of Amendment No. 7.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of the Class B Common Stock described herein.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Amended Schedule 13D is hereby amended to add the following:

The information contained in Item 3 and Item 4 of this Amendment No. 8 is incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits.

Item 7 of the Amended Schedule 13D is hereby amended to add the following:

Exhibit 99.24 – Fifth Amendment to RumbleOn, Inc. 2017 Stock Incentive Plan (incorporated by reference to Exhibit 10.6 to the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2024, filed on March 28, 2024, by the Issuer with the U.S. Securities and Exchange Commission).

Exhibit 99.25 – Form of 2024 Restricted Stock Unit Award Agreement, effective March 19, 2024 (incorporated by reference to Exhibit 10.1 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2024, filed on May 8, 2024, by the Issuer with the U.S. Securities and Exchange Commission).

Exhibit 99.26 – Current Report on Form 8-K, dated November 11, 2024 (incorporated by reference to the Issuer’s Current Report on Form 8-K filed on November 12, 2024, by the Issuer with the U.S. Securities and Exchange Commission).

Exhibit 99.27 – Press Release, dated November 15, 2024 (incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed on November 15, 2024, by the Issuer with the U.S. Securities and Exchange Commission).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 18, 2024

/s/ William Coulter
William Coulter

/s/ Mark Tkach
Mark Tkach

WJC PROPERTIES, L.L.C. /s/ William Coulter
By: William Coulter Title: Manager

WRC-2009, L.L.C.

/s/ William Coulter
By: William Coulter Title: Manager

The WRC-98 Trust

/s/ William Coulter
By: William Coulter Title: Trustee

THE WRC 2021 Irrevocable Trust

/s/ William Coulter
By: William Coulter Title: Trustee